EXHIBIT 99.1

Gamesquare Esports and Complexity Gaming Announce a 40% Increase in League Fees

 Received, Highlighting the Ongoing Growth of Esports

March 24, 2022, Toronto, Ontario –Gamesquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“Gamesquare”, or the “Company”), is pleased to announce that Complexity Gaming (“Complexity”) has been paid league fees that grew by more than 40% on a year-over-year basis. The increase in league fees paid to Complexity reflects the continued growth and engagement by an audience that chooses gaming and esports as a source of entertainment. The expansion of league revenue also reflects the growing interest and commitment by brands to invest in the industry as advertising and marking partners. Management believes that this is reflective of broader industry trends and progress seen within Complexity and throughout the Company’s portfolio of businesses including GCN, Code Red, and Cut+Sew.

“The popularity of gaming is clearly translating to growing interest by brands seeking to connect with fans,” said Justin Kenna, CEO of Gamesquare. “Audience growth and significant increases in meaningful payments to Complexity are important signs that we are executing on a business plan that can grow top line and drive margin expansion as operating leverage takes hold. GameSquare businesses reach more than 50 million social followers and we are able to further amplify client content and activations through our digital media network that reaches more than 115 million monthly active users. It is early innings for esports but we believe we are showing that there are viable business models, which we are executing on.”

Earlier this year, GameSquare released its letter to shareholders which outlined our commitment to our clients, investors, employees, and stakeholders. In it we discussed the importance of building long term value and delivering incredible outcomes for our clients, among other key priorities. In the Company’s view, today’s announcement is another example of delivering against there priorities as management seeks to create wealth for our investors.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

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Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

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Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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